SUPPLEMENT DATED DECEMBER 15, 2023

TO OFFERING CIRCULAR DATED MARCH 20, 2023

OF

NIXPLAY, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 20, 2023 of Nixplay, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this supplement is to:

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on December 22, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Common Stock described in the Offering Circular on December 22, 2023 (the “Termination Date”). No further subscriptions will be accepted after 11:59 pm PST on December 22, 2023. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.